AMENDED

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMER
8- 70193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **EMPIRE STATE FINANCIAL, INC.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 W. PARK AVENUE, SUITE 207
                                        (No. and Street)

LONG BEACH   **NY**   **11561**
      (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOSEPH SIPKIN   **(917) 579-9152**   jsipkin@lernersipkin.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

REID CPAS, LLP
                  (Name – if individual, state last, first, and middle name)

7600 JERICHO TURNPIKE   **WOODBURY**   **NY**
(Address)   (City)   (State)   (Zip Code)

7/2/2013   **5861**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EMPIRE STATE FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2022

EMPIRE STATE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2022

ASSETS

Cash	$ 116,993
Due from clearing broker	173,314
Deposit with clearing firm	250,046
Securities	178,902
Other assets	104,767
Total assets	$ 824,022

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 173,432
Loan to stockholder	43,533
Bank loan payable	150,000
Total liabilities	366,965
Commitments and Contingencies	
Stockholder's equity	
Preferred stock, $.01 par value, authorized 10,000 shares authorized and outstanding 10,000 shares	100
Common stock, $.01 par value, authorized 2,000,000 shares, 440,000 shares outstanding	8,898
Additional paid in capital	245,773
Retained earnings	350,301
Total	605,072
Less 449,889 shares of common stock in Treasury, at	(148,015)
Stockholder's equity	457,057
Total liabilities and stockholder's equity	$ 824,022

CONFIDENTIAL TREATMENT REQUESTED
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

Note 1. Nature of Business

Empire State Financial, Inc. (The "Company") was incorporated in the state of New York to engage in the general business of a broker or dealer in securities. The Company is a member of the Financial Industry Regulatory Authority, and is registered with the Securities and Exchange Commission.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 1 Sc3- 3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606. Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to
(a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing, and insurance contracts.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Note 2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value *as* the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

Accounts receivable is recorded at amounts billed and presented on the statement of financial condition net of allowance for doubtful accounts, if applicable. The allowance is determined by a variety of factors, including the age of the receivables, current economic condition, historical losses and other information management obtains regarding the financial condition of its clients. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectable, which may arise when the client is deemed unable to pay the amount owed to the Company.

Equipment

Equipment is carried at cost and is depreciated over the useful life of 5-7 years using the straight-line method.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under ASC740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2022.

Note 3. Commitments and Contingencies

Office Space
The Company leases office space on a month-to-month basis. The rent is payments of $3,950 monthly.

Note 4. Related Party

The Company owes the Stockholder $43,533. The loan is non-interest bearing and has no maturity.

The largest customer of the Company through his various entities, is a minority shareholder of the parent company. This customer generated over 90% of the revenues.

Note 5. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2022, the Company had net capital of $385,366, which was $364,793 in excess of its required net capital of $5,000. The Company's net capital ratio was 80.07%.

Note 7. Investments, at Fair Value

The Company adopted ASC 820, Fair Value Measurements ("ASC 820"). ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three level of the fair value hierarchy under ASC 820 are as follows:

Level 1--Quoted prices (unadjusted) in active markets for identical investments at the measurement date .

Level 2-Pricing inputs are other than quoted prices included within Level I that are observable for the investment, either directly or in directly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3-Pricing inputs are unobservable for the investment and are based on the Company's own assumptions about the assumptions that a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment in its entirety falls is determined based on the lowest level input that is significant to the investment in its entirety. Assessing the significance of a particular input to the investment in its entirety requires judgment and considers factors specific to the investment.

The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company ' s perceived risk of that investment.

At December 31, 2022, the Company's investments are classified within Level I as they were traded in active markets. Fair value was calculated based on the quoted market prices at the measurement date.

	Level 1	Level 2	Level 3	
Securities Long				
Equities	$ 178,902	$ -	$ -	$ 178,902
Total Securities Long	$ 178,902	$ -	$ -	$ 178,902

Note 8. Compliance with Rule 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Note 9. Note Payable

Bank Loan

The Company obtained a loan from the Small Business Administration on July 12, 2020, for $150,000. The loan matures on July 12, 2050 and has an interest rate of 3.75%. The loan repayment begins on July 12, 2022, whereby the Company will make monthly payments of $731.

Note 10. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through April 28, 2023, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31. 2022.

EMPIRE STATE FINANCIAL, INC.
NOTES TO FINANCIALS
FOR THE YEAR ENDED DECEMBER 31, 2022

A copy of the Firm's statement of Financial Condition as of December 31, 2022, pursuant to SEC Rule I 7a- 5, is available for examination at the Firm's office and at the regional office of the SEC.

Supplementary Information

EMPIRE STATE FINANCIAL, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE I5c3-3

DECEMBER 31, 2022

SCHEDULE II

The Company claims exemption from the requirements of Rule I 5c3-3, under Section (k)(2)(ii) of the Rule.

EMPIRE STATE FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2022

Credit Factors		
Stockholder's equity		$ 457,057
Debit Factors		
Other assets		104,767
Securities		178,902
Total debit factors		283,669
Net capital		173,388
Less: Minimum net capital requirements		
Greater of 6-2/3% of aggregate indebtedness		24,466
or $5,000		
Excess net capital		$ 148,922

Capital ratio (maximum allowance 1500%)

$$\text{(*)} \frac{\text{Aggregate indebtedness} \quad 371,450}{\text{Divided by: Net capital} \quad 173,388} = 214.23\%$$

Aggregate indebtedness:	$ 366,965

Reconciliation with the company's (as included in part 11A of form X 17A-5 as of September 30, 2022)

Net Capital as reported in part 11A unaudited focus report	348,423
Audit adjustments	(175,035)
Net Capital, per above	$ 173,388

EMPIRE STATE FINANCIAL, INC.

EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2022

Empire State Financial, Inc. (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claims an exemption from 240.1Sc3-3 under section (k)(2)(ii)
2. The Company met such exemption provisions in 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, _____Bryan Glass_____ swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Signature _____   Title _____President_____